July 29, 2005


Robert Scott
Chief Financial Officer
Asia Pacific Resources Ltd
Suite 405, 555 Sixth Street
New Westminster, British Columbia
Canada V3L 5HI

	Re:	Asia Pacific Resources Ltd Hhlkjldkfjonl
		Form 20-F/A for Fiscal Year Ended December 31, 2004
		Filed April 11, 2005
		File No. 0-26636

Dear Mr. Robert Scott:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2004

Financial Statements

Report of Independent Accountant, page F-2

1. We note the report of your independent accountants indicates that they conducted their audit for the ten month period ended December 31, 2003 in accordance with standards of the Public Company Accounting Oversight Board, although the audited ten month period is initially referred as ended December 31, 2002 in the preceding paragraph of their report. Please have your auditors modify their report to provide a consistent reference regarding the ten month period



Reconciliations Between Canadian and United States Generally
Accepted
Accounting Principles, page F-28

2. We note your disclosures on pages F-12 and F-15 regarding the conversion feature associated with your loans due to Olympus. The number of shares ultimately exchanged for the debt appears significantly in excess of the number of shares which would have been issued upon conversion had the fair value of the shares been used as the conversion price at the date the loans were issued. Furthermore it is unclear how you considered the value of the warrants in measuring the intrinsic value of the conversion feature upon issuance of the loans. Please describe to us the original terms of the conversion feature associated with the loans. Tell us how you considered paragraphs 5 and 6 of EITF 98-5 and quantify the intrinsic value of the conversion feature or demonstrate why this literature would not apply. Separately quantify the intrinsic value of the potential stock to be issued in accordance with the original conversion terms and the fair value of the warrants at the inception of the loan.

3. We note your consolidation policy on page F-7 does not indicate whether you are using the proportionate method of consolidation. In this regard we note that your reconciliation to U. S. GAAP does not include minority interest. Please expand your disclosure to indicate that you are using the proportionate consolidation method, if true.
Otherwise demonstrate why it is appropriate that no minority interest has been included in your reconciliation and support your conclusion with reference to the appropriate U. S. GAAP authoritative literature.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.



								Sincerely,



								Jill S. Davis
								Branch Chief

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Robert Scott
Chief Financial Officer
July 29, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010